Exhibit 99.1

The9 Announces AI-Powered Short Drama and AI-Assisted Interactive Movie Game Development Initiative Based on Licensed TVB Classic IP The Greed of Man (大时代)

Shanghai, China, February 11, 2026 — The9 Limited (Nasdaq: NCTY) (“The9”), an established interactive entertainment and digital technology company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. (“Shanghai The9”) has entered into a definitive cooperation agreement with Chengdu Lumosi Network Technology Co., Ltd. (“Chengdu Lumosi”) to launch an AI-powered short drama and AI-assisted interactive movie game.

Shanghai The9 currently holds the exclusive mobile game development and publishing license for the classic TVB drama The Greed of Man (大时代). The original television series was produced and is owned by TVB. Building upon its licensed premium drama IP portfolio and recent breakthroughs in generative AI video technologies — including next-generation large-scale video generation models and AI-enabled production pipelines — Shanghai The9 has initiated the development of AI-powered short drama formats and AI-assisted interactive movie game concepts inspired by The Greed of Man (大时代), within the scope of its existing authorized rights.

Chengdu Lumosi brings technical expertise in AI-driven content prototyping and interactive entertainment technology development. The collaboration will focus on:

•	AI-powered short drama format development

•	AI-enhanced script iteration and cinematic scene generation

•	AI-driven interactive storytelling mechanics

•	Hybrid interactive movie game prototypes integrating cinematic narratives with player-driven decision systems

“Recent advances in generative AI video technologies are fundamentally reshaping the economics of scripted drama production and narrative-driven interactive entertainment,” said Gary Gao, COO of The9. “By combining high-quality licensed drama IP with AI-native production workflows, we aim to significantly enhance development efficiency, shorten production cycles, and pioneer scalable new content formats for the global short-form drama and interactive entertainment markets.”

“We value our ongoing cooperation with TVB and remain committed to operating within our authorized IP rights. We believe AI-powered short drama and AI-assisted interactive movie games represent a structural evolution in digital entertainment. Going forward, we will continue to evaluate additional high-quality drama IPs to expand our AI-driven content strategy.”

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation, Bitcoin mining business and AI-driven drug discovery investment.

Investor Relations Contact

Ms. Jojo Su
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com